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Godwin Pappas Langley Ronquillo	D A L L A S H O U S T O N
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PHILLIP W. OFFILL

Chairman of the Securities Section

Partner

Direct Dial:  214.939.4469

Direct Fax:   214.527.3173

poffill@godwinpappas.com

September 1, 2006

Perry Hindin

Special Counsel

Office of Electronics and Machinery

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:	Utilicraft Aerospace Industries, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed June 19, 2006
SEC File No. 333-128758

Dear Mr. Hindin:

In response to your comment letter dated July 17, 2006 Utilicraft Aerospace Industries, Inc. (“UAI”) has amended its Amendment No. 3 to its Registration Statement on Form SB-2 filed June 19, 2006 (the “Form SB-2/A3”).  Enclosed please find a copy of Amendment No. 4 to UAI’s Registration Statement on Form SB-2 (“Form SB-2/A4”). The following responses are submitted on behalf of UAI.  The responses have been keyed to the corresponding enumerated comments in your letter.

Registration Statement on Form SB-2

General

1.             The Reorganization Agreement expressly required that UAI issue warrants to the 40 AMUC warrant holders identified in Exhibit A. As such, the reorganization could not have been completed under the terms of the Reorganization Agreement if UAI had not issued the warrants. UAI has never indicated that it was not required to issue the warrants.  The point made in our prior response was that the Reorganization Agreement did not require exchange of the AMUC warrants for the new UAI warrants and the issuees did not purchase the warrants or exchange any other consideration for their issuance.

2.                 No action or response requested.

3.                 UAI was incorporated for purposes of a planned reorganization to obtain financing that AMUC was unable to obtain. Though the agreements in SB-2/A3 Exhibits 4.3, 4.4 and 4.5 state that AMUC was initially “anticipating a spin-off,” the mechanics of the reorganization had not been fully planned at that point. Notwithstanding the improper terminology regarding anticipated future events appearing in agreements prepared and executed during the first few days of the company’s existence, UAI maintains that the UAI/AMUC reorganization does not qualify as a spin-off transaction and that UAI and AMUC never operated as a parent and subsidiary.

Utilicraft Aerospace Industries, Inc.
September 1, 2006

Description of Business, page 35

Development of Utilicraft Aerospace Industries, Inc., page 35

4.             UAI has added disclosure to its Form SB-2/A4 specifying that approximately $46,449 of the proceeds from UAI were applied by AMUC toward settlement of certain obligations to persons who serve as officers/directors of UAI, who also served AMUC as officers/directors and listed the names of the officers/directors who received payment of such proceeds.

Management’s Discussion and Analysis or Plan of Operations, page 44

Overview, page 44

5.             The first paragraph of the above referenced section, as revised in the UAI Form SB-2/A4, now reflects the net losses from UAI operations through June 30, 2006.

Experts, page 53

6.             The “Experts” section of the Form SB-2/A4 refers to the same audited periods included in the Report of Independent Registered Public Accounting Firm regarding the incorporated financials.

Financial Statements, page F-1

Statements of Operations, page F-3

7.             No presentation of diluted per-share amounts is required in the financial statements presented in the UAI Form SB-2/A4. Paragraph 36 of SFAS 128 states in part that, “[e]ntities with simple capital structures, that is, those with only common stock outstanding, shall present basic per-share amounts … on the face of the income statement.” Since all warrants are anti-dilutive due to losses in each period presented in the statements of operations, no presentation of diluted per-share amounts are presented. Furthermore, Paragraph 37 of SFAS 128 does not apply since there are no discontinued operations, extraordinary items or cumulative effect of accounting changes.

Statement of Stockholders’ Equity, page F-4

8.             UAI believes that the 60,584,260 issued by UAI to PacifiCorp Funding Partners Trust (“PacifiCorp”) would be considered legally outstanding under the laws of Nevada. Furthermore, the Amended Master Financing Agreement provides that the shares will have full voting rights to be exercised by the PacifiCorp Trustee, as well as rights to any lawfully declared dividends, provided that in the event of PacifiCorp’s failure to meet its funding obligations and the subsequent return of any portion of the Shares, PacifiCorp will have an obligation to repay any dividends on returned shares to UAI.

For purposes of the financial statements, the 60,584,260 new common shares issued to PacifiCorp by the Company were not valued or considered as issued and outstanding shares under the provisions of SFAS 123R, particularly EITF Issue No. 96-18 (footnote 3) which is referenced in the summary section of SFAS 123R, since there is no performance commitment other than to return the shares.  Any of these shares returned to the Company by PacifiCorp, due to failure to exercise sufficient warrants to generate the minimum funding of $40,000,000, will be returned pro rata to the Company and the executive officers.  In addition, the Company protects its rights with respect to the return of all the 60,584,260 shares in the event that PacifiCorp fails to meet the minimum funding requirement by maintaining control over the certificates representing those shares that are registered in the name of PacifiCorp.  As such, the Company is effectively able to ensure that PacifiCorp will be able to meet share return obligations in the event it is unable to meet the minimum funding obligations.

Utilicraft Aerospace Industries, Inc.
September 1, 2006

During the first six months of 2006, PacifiCorp exercised warrants for 2,040,200 common shares.  As a result, 1,546,710 of the PacifiCorp shares were deemed earned and have been considered issued and outstanding in  the Company’s June 30, 2006 financial statements. See Note 5 to the Company’s unaudited June 30, 2006 financial statements for a further discussion of this exercise.

9.             The description of the 2004 transaction referred to as a “spin-off” in the financial incorporated into the UAI Form SB-2/A3 has been revised to describe the transaction as a “reorganization.”

Note 1. Summary of Significant Accounting Policies, page F-7

Earnings per Share, page F-9

10.           The number of shares excluded from the diluted earnings per share calculation set forth in the Form SB-2/A4 only includes shares of common stock underlying warrants that were granted during or prior to fiscal 2005.  The number of shares has been adjusted to exclude the 897,416 shares applicable to fiscal 2006.

11.           The introduction to Paragraph 40 of SFAS 128 states, “For each period for which an income statement is presented, an entity shall disclose the following:

c. Securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the period(s) presented.”

The paragraph at issue in Note 1 to the financials statements that discusses ““Loss per share” has been revised to add the following:

“The unearned common shares issued in connection with the financing transaction discussed in Note 5, were not considered as issued and outstanding in the loss per share computations for the six months ended June 30, 2006, the year ended December 31, 2005, and for the period from December 9, 2004 (inception) to June 30, 2006, since there is no performance commitment other than to return the shares.”

In addition, the restricted PacifiCorp warrants have been excluded from the calculation of diluted EPS as their effect would be anti-dilutive, which is already disclosed in Note 1.

Patents, page F-9

12.           UAI has revised the financials and Note 1 thereto incorporated into its Form SB-2/A4 to reflect that the rights to the patents for UAI’s principal products were obtained directly from Mr. Dupont pursuant to the terms of his employment agreement and that the patents carry no cash value for financial reporting purposes. The financial statements for all periods presented have been retrospectively restated to reflect the consideration given to AMUC as “Related party reorganization costs” under standards set forth in SFAS 154.

13.           Since UAI has revised the financials and notes thereto incorporated into its Form SB-2/A4 to omit previously stated value of patents, it has also omitted discussion of useful lives of the patents and amortization.

Impairment of Long Lived Assets, page F-10

14.           Since UAI has revised the financials and notes thereto incorporated into its Form SB-2/A4 to omit previously stated value of patents (which comprised the long-lived assets and identifiable intangibles reflected in the financials), it has also omitted discussion of its prior determinations with respect to impairment to the carrying value of such intangible assets.

Utilicraft Aerospace Industries, Inc.
September 1, 2006

Note 2.   Transactions with American Utilicraft Corporation, page F-10

15.           The financial statements and Note 1 incorporated into the UAI Form SB-2/A4 now reflect the cash paid and liabilities assumed in connection with the reorganization transaction as an expense. Furthermore, as noted above, UAI has revised the financial statements and notes thereto incorporated into its Form SB-2/A4 to reflect that the rights to the patents for UAI’s principal products were obtained directly from Mr. Dupont pursuant to the terms of his employment agreement and that the patents carry no cash value for financial reporting purposes.

Note 5.  Commitments and Contingencies, page F-12

Royalties to Officer/Founder, page F-15

16.           The above referenced note has been revised to reflect that there are two situations under which UAI may be obligated to pay royalties to Mr. Dupont and the specific terms of each. Please refer to the “Royalties to officer/founder” subsection of Note 5 to the financials incorporated in the UAI Form SB-2/A4.

17.           As stated in our previous response, the accrual for estimated penalty and interest of $15,000 as of December 31, 2005 was included in the caption “Accounts payable and accrued expenses.”  While we agree the $15,000 meets the test of a loss contingency under SFAS 5, the amount is not material either to the line item it’s included in or the statements of operations.  Therefore, no disclosure is deemed necessary in the financial statements

Interim Financial Statements, page F-16

18.           The discrepancies noted in your comment have been addressed in the response to comment number 8 regarding recognition of the PacifiCorp shares.

Notes to Financial Statements, page F-25

Note 1. Summary of Significant Accounting Policies, page F-25

19.           Amounts presented in financials incorporated in the Form SB-2/A4 have been updated for June 30, 2006.

Note 3. Capital Structure Disclosures, page F-29

20.           The section under the subheading “Warrants” in Note 3 to the financials incorporated into the Form SB-2/A4 has been revised to specify the number of outstanding warrants as of June 30, 2006.

21.           The Company has reevaluated the accounting for the transaction and determined that March 15, 2006, will be the date to record the accrued interest exchanged for the warrants.  In the Company’s interim financial statements as of June 30, 2006, the Company increased additional paid-in capital for the accrued interest, with a similar entry to reduce current liabilities. The issuance of the warrants legally extinguished UAI’s liability to Mr. Dupont for accrued interest on the principal amount underlying the loans. Other than the repayment of the principal amount of the loans, UAI has no further obligations under the agreement documenting the loans.

Utilicraft Aerospace Industries, Inc.
September 1, 2006

Note 5. Commitments and Contingencies, page F-31

22.           Note 5 to the financials has been revised to specify in detail the treatment of the exercised PacifiCorp warrants and earned shares. Please refer to Note 5 of the financials incorporated into the form SB-2 /A4.

Part II

Recent Sales of Unregistered Securities

23.           At the time the UAI Form SB-2/A3 was filed, UAI had received from PacifiCorp the consideration for the exercise of warrants for the purchase of shares at $0.50 per share. However, UAI could not issue the shares since PacifiCorp had not provided completed Notice of Exercise forms and the related Investment Representation Statements. Though the Company acknowledges its obligation to do so upon receipt of a validly executed Notice of Exercise of the warrants from PacifiCorp, the shares have not yet been issued because PacifiCorp has yet to provide the required Notice of Exercise.

Undertakings

24.           The “Undertakings” in the UAI Form SB-2/A4 include the undertaking set forth in Item 512(g)(2) of Regulation S-B.

Please let us know if you should require any further information.

Very truly yours,

/s/ Phillip W. Offill, Jr.

Phillip W. Offill, Jr.

Enclosures

cc:           Mr. John J. Dupont